December 12, 2019

Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

       Re: OpGen, Inc.
           Registration Statement on Form S-4
           Filed November 12, 2019
           File No. 333-234657

Dear Mr. Jones:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed November 12, 2019

Cover Page

1. Please disclose the expected ownership percentages of Curetis N.V. and OpGen shareholders.
2. We note that you will be issuing 2,662,564 shares of Common Stock as the sole consideration pursuant to the Implementation Agreement. Please revise the cover page to provide the approximate value of the merger consideration. Please also disclose that the market value of the shares to be issued could vary significantly from the market value as of the date of the proxy statement/prospectus.
 Evan Jones
FirstName LastNameEvan Jones
OpGen, Inc.
Comapany12, 2019
December NameOpGen, Inc.
Page 2
December 12, 2019 Page 2
FirstName LastName
Proxy Statement/Prosepctus Summary
OpGen, page 1

3. We note that in July 2019, you received an Additional Information Request from the FDA detailing a number of questions relating to your 510(k) application for your Acuitas AMR
         Gene Panel (Isolates) diagnostic test. Please expand your disclosure here, and in the risk factor on page 13, to describe the additional information requested. What is required to consummate the Transaction?, page 42

4. Please revise to identify the conditions that the parties may waive. Background of the Transaction, page 49

5. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
           the material terms for any proposals and subsequent proposals and counter offers;
           valuations;
           negotiation of the transaction documents and the parties involved;
and
           at what point other strategic alternatives were eliminated from consideration.
6. With reference to the disclosure on page 52 regarding the 19 companies that executed non-disclosure agreements and received the CIM, as well as the conversations and evaluation of potential transactions with the entities described in this paragraph, please revise to clarify whether any proposals were received. If proposals were received, please revise to disclose the material terms.
7. We note the disclosure on page 3 that the number of shares representing the Consideration would equal 32.3% of the outstanding shares of OpGen common stock. Please revise the disclosure on page 55 to explain how the equity allocation of 72.5% contained in the principal term sheet evolved into 32.3%.
8. Please supplementally provide us with copies of all materials prepared by Crosstree and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board's decision to approve the Implementation Agreement.
Opinion of OpGen's Financial Advisor, page 57

9. In the analyses where Crosstree examined selected companies or transactions for the purposes of comparison, please disclose whether any companies or transactions that met the selection criteria were excluded from the analysis and why. Evan Jones
FirstName LastNameEvan Jones
OpGen, Inc.
Comapany12, 2019
December NameOpGen, Inc.
Page 3
December 12, 2019 Page 3
FirstName LastName
Public Trading Multiples Analysis, page 59

10. We note your disclosure that some of the companies used in the Public Trading Multiples
         Analysis may have financial and operating characteristics that are materially different from those of OpGen. For each of the companies used by Crosstree for their analysis, please disclose the underlying data for the companies such as the number of products or services and whether such products and services have received marketing clearance in the
         United States.
Discounted Cash Flow Analysis, page 61

11. We note the description of the discounted cash flow analysis prepared by Crosstree. We further note that Crosstree relied on projections prepared by OpGen's management when preparing the discounted cash flow analysis. Please revise your description of this analysis to disclose the projections used.
Unaudtied Pro Forma Condensed Combined Financial Information, page 81

12. Please provide an analysis that describes how you considered and that clearly explains how you weighted each of the following factors in concluding that OpGen was the accounting acquirer in the planned Transaction, giving particular detail on possible reduction in the 67.7% ownership interest deemed to be held by OpGen shareholders:

              the number of shares to be issued to Curetis N.V. under the Implementation
              Agreement;
              the number of units and pre-funded units sold in the October 2019 Offering;
              the disclosure that the percentage of voting rights held by OpGen's stockholders will continue to constitute a majority of the voting rights of the combined company after the October 2019 Offering and after closing under the Implementation Agreement, currently estimated at 67.7%;
              the contractual right held by Curetis N.V. to designate a majority of the members of the initial board of directors of OpGen after the closing;
              the change in the chief executive officer of OpGen after the closing to be the chief executive officer of Curetis N.V;
              the retention of the chief financial officer of OpGen as the chief financial officer of
              Newco; and
              the agreement between OpGen and Curetis N.V. to add a seventh director to the
              OpGen Board of Directors following the closing of the Transaction, with such person recommended by OpGen.

         As part of your response, describe the background behind each of the following disclosures and describe how these concerns may impact your accounting treatment as of the date of the execution of the Implementation Agreement.
 Evan Jones
OpGen, Inc.
December 12, 2019
Page 4
              "The consummation of the October 2019 Offering had a substantial impact on the final determination as to the accounting treatment of the business combination."
              (page 81)
              "The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to final assessment of the accounting acquirer...and could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company's future results of operations and financial position." (page 82)
              "This anticipated accounting treatment differs from the anticipated accounting treatment as of the date of the execution of the Implementation Agreement, primarily as a result of the dilution caused by the October 2019 Offering." (page 62)
Curetis' Business
Curetis' Partnering and Collaboration Agreements, page 140

13. For each agreement discussed in this section, please expand your disclosure to include the material terms including financial terms, duration of the agreements and royalty terms, and termination provisions. Please also file these agreements as exhibits or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Acquisition Agreements, page 143

14. For your GEAR asset acquisition, please expand your disclosure to include the material terms including financial terms (including the aggregate milestone payments and royalty rate or range not to exceed ten percent) and the duration of the royalty term. Please also file the GEAR and Gyronimo acquisition agreements as exhibits or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.
Patents, page 160

15. We note that you have 148 issued patents and patent applications in various jurisdictions.
         Please revise to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, and applicable jurisdictions.
Material U.S. Federal Income Tax Consequences, page 184

16. We note your disclosure that if the parties' tax treatment of the Transaction is respected, the Transaction will not give rise to the recognition of gain or losses to you or your stockholders for U.S. federal income tax purposes. Please file a tax opinion as an exhibit
FirstName LastNameEvan Jones
       to the filing or provide us your analysis why the tax consequences are not material to an
Comapany NameOpGen, Inc.no tax opinion is required to be filed. Refer to Item 601(b)(8) of investor and therefore
December 12, 2019 Page 4 Section III.A.2 of Staff Legal Bulletin 19.
       Regulation S-K and
FirstName LastName
 Evan Jones
FirstName LastNameEvan Jones
OpGen, Inc.
Comapany12, 2019
December NameOpGen, Inc.
December 12, 2019 Page 5
Page 5
FirstName LastName
Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware
Law
Exclusive Jurisdiction for Certain Actions, page 191

17. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any
         "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Exhibits

18. Please file the EIB Finance Contract as an exhibit, or tell us why you do not believe it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
General

19. We note your statement under "References to Additional Information" following the
         Cover Page, that you state that you "do not make any representation as to the accuracy of the information" in the industry publications and research, surveys and studies conducted by third parties. This statement appears to disclaim the issuer's responsibility for information in the registration statement. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Evan Jones
OpGen, Inc.
December 12, 2019
Page 6

       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameEvan Jones
                                                         Division of
Corporation Finance
Comapany NameOpGen, Inc.
                                                         Office of Life
Sciences
December 12, 2019 Page 6
cc:       Mary J. Mullany, Esq.
FirstName LastName